

November 4, 2014

Via E-mail
Mr. Steven Shelley
Vice President and Secretary
First Equity Properties, Inc.
1603 LBJ Freeway, Suite 300
Dallas, Texas 75234

> **Re:** **First Equity Properties, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed April 14, 2014**
> **File No. 0-11777**

Dear Mr. Shelley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Item 9A. Controls and Procedures, page 9

1.   Please confirm to us and revise your disclosure in future filings to clarify as of which period end the disclosure controls and procedures were effective.

Note D – Notes Payable and Accrued Interest - Affiliate, page 24

2.   Please revise the maturity schedule in future filings to properly reflect the notes payable amount and year of maturity as of the end of the latest balance sheet presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Eric McPhee

Eric McPhee
Staff Accountant